Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258963

PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated August 30, 2021)

REE AUTOMOTIVE LTD.

39,041,351 Class A Ordinary Shares
5,500,000 Warrants to Purchase Class A Ordinary Shares
15,562,500 Class A Ordinary Shares Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated August 30, 2021 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented (Registration Statement No. 333-258963). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the GAAP financial statements tables contained in our report of foreign private issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 16, 2021 (the “Form 6-K”). Such tables from the Form 6-K are attached to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares, without par value (“Class A Ordinary Shares”), and warrants to purchase Class A Ordinary Shares (“Warrants”) are traded on The Nasdaq Global Market (“Nasdaq”) under the symbols “REE” and “REEAW,” respectively. The last reported sale price of the Ordinary Shares on November 15, 2021 was $4.19 per share, and the last reported sale price of the Warrants on November 15, 2021 was $0.808 per warrant, as reported on Nasdaq.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 10 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2021.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Operations

U.S. dollars in thousands (except share and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Revenues	-	-	119	6	336
Cost of sales	324	4	224	339	569
Gross loss	(324)	(4)	(105)	(333)	(233)
Operating expenses:
Research and development expenses, net	212,438	9,545	4,465	229,132	24,618
Selling, general and administrative expenses	219,507	21,590	14,301	246,545	32,520
Total operating expenses	431,945	31,135	18,766	475,677	57,138
Operating loss	(432,269)	(31,139)	(18,871)	(476,010)	(57,371)
Income from warrant revaluation	17,263	-	-	17,263	-
Financial income, net	114	8	84	126	377
Net loss before income tax	(414,892)	(31,131)	(18,787)	(458,621)	(56,994)
Income tax expense	13	45	-	58	-
Net loss	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Net comprehensive loss	(414,905)	(31,176)	(18,787)	(458,679)	(56,994)
Basic and diluted net loss per share	(1.57)	(0.16)	(0.12)	(2.09)	(0.37)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	264,141,657	198,999,979	159,596,841	219,207,053	152,393,020

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$294,489	$44,707
Restricted cash	1,074	800
Short-term deposits	-	1,667
Inventory	253	271
Trade receivables	1	55
Other receivables and prepaid expenses	10,612	428
Total current assets	306,429	47,928

NON-CURRENT ASSETS:
Deferred transaction costs	-	328
Property and equipment, net	1,921	755
Total non-current assets	1,921	1,083

TOTAL ASSETS	$308,350	$49,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,399	$970
Other payables and accrued expenses	7,358	2,260
Deferred revenues	578	-
Total current liabilities	11,335	3,230

NON-CURRENT LIABILITIES:
Warrants liability	14,795	-
Total non-current liabilities	14,795	-

TOTAL LIABILITIES	26,130	3,230

SHAREHOLDERS’ EQUITY:
Ordinary and Preferred shares(1)	-	-
Additional paid-in capital	850,077	154,959
Accumulated deficit	(567,857)	(109,178)
Total shareholders’ equity	282,220	45,781
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$308,350	$49,011

(1)	Shares and per share data are presented on a retroactive basis to reflect the stock split following completion of the Merger on July 22, 2021.

REE AUTOMOTIVE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	(458,679)	(56,994)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	292	115
Capital loss	92	18
Share-based compensation	433,962	48,039
Revaluation of warrants liability	(17,263)	-
Transaction costs related to warrants	2,887	-
Decrease in inventory	18	49
Decrease (increase) in trade receivables	54	(61)
Increase in other receivables and prepaid expenses	(10,124)	(343)
Increase in trade payables	2,635	866
Increase in other payables and accrued expenses	4,879	767
Deferred revenues	578	-
Net cash used in operating activities	(40,669)	(7,544)

Cash flows from investing activities:

Proceeds from deposits	1,667	-
Purchase of property and equipment	(1,428)	(510)
Net cash provided by (used in) investing activities	239	(510)

Cash flows from financing activities:

Proceeds from exercise of warrants to preferred shares	2,907	-
Proceeds from merger, net of transaction costs	287,579	-
Proceeds from exercise of ordinary shares	-	209
Proceeds from issuance of Preferred shares, net	-	25,825
Net cash provided by financing activities	290,486	26,034

Increase in cash, cash equivalents and restricted cash	250,056	17,980
Cash, cash equivalents and restricted cash at beginning of year	45,507	27,712
Cash, cash equivalents and restricted cash at end of period	$295,563	$45,692

4